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                                                                     EXHIBIT 4.4

                                AMENDMENT TO THE

             GELSENBERG PARTICIPATION AGREEMENT DATED JULY 15, 2001



                                 by and between

                                     BP plc;

                       Britannic House, 1 Finsbury Circus,
                                 London EC2M 7BA



                                       and



                                 Deutsche BP AG,

                         Max-Born-Str. 2, 22761 Hamburg



                                       and



                                    E.ON AG,

                         E.ON-Platz 1, 40479 Dusseldorf



                                       and

                    E.ON Zehnte Verwaltungsgesellschaft mbH,

                         E.ON-Platz 1, 40479 Dusseldorf



WHEREAS in the Gelsenberg Partcipation Agreement dated July 15, 2001 (the "PA") the parties agreed to establish a joint venture in Gelsenberg Aktiengesellschaft ("Gelsenberg") with E.ON AG ("E.ON") as a 51% shareholder and BP p.l.c. ("BP") as a 49% shareholder by way of a capital increase with effect as of the Effective Date, i.e. the first day of the calendar month following obtainment of all Required Approvals.

WHEREAS in the PA a Put Option is granted to the joint venture partner BP for their minority stake in Gelsenberg exercisable from 1 January 2002.

WHEREAS the Required Approvals (in the given situation, the approval by the Bundesminister fur Wirtschaft und Technologie pursuant to Section 42 GWB), have not yet been received.

WHEREAS RAG Aktiengesellschaft (formerly Ruhrkohle Aktiengesellschaft) has waived all pre-emption rights pursuant to the two agreements between Deutsche BP and Ruhrkohle Aktiengesellschaft dated 27 April 1979.

WHEREAS BP has come to the conclusion that it intends to exit the joint venture immediately upon its establishment.
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WHEREAS the parties agree that instead of establishing a joint venture with BP immediately exercising its put option in accordance with the provisions of the PA, BP shall directly sell and transfer its existing shares in Gelsenberg to E.ON under economic terms equivalent to those which would apply pursuant to the PA.

WHEREAS the parties agree that E.ON may nominate E.ON Zehnte
Verwaltungsgesellschaft mbH as the acquirer of BP's one million bearer shares in Gelsenberg in its stead, notwithstanding E.ON remaining jointly and severally liable.

WHEREAS the parties agree that Deutsche BP AG ("DBP") may be nominated by BP as the seller of the one million bearer shares in Gelsenberg, notwithstanding BP remaining jointly and severally liable:

NOW, THEREFORE, the parties agree as follows (all defined terms, unless otherwise mentioned, having the meaning as defined in the PA):

1        Clause 4.1 of the PA shall be amended as follows:

         "Each of E.ON and BP agrees that E.ON shall purchase, and BP shall sell, BP's 1 million bearer shares in Gelsenberg with economic effect as of the Effective Date subject to the conditions of Clause 2.1 and pursuant to the terms of this Agreement."

2        The introduction to Clause 4.2 of the PA shall be amended as follows:

         "Both, E.ON and BP, agree that they shall or shall procure that a member of the E.ON Group or BP Group, respectively, carries out the following:"

3        Clauses 4.2.1 - 4.2.6 of the PA shall be deleted.

4        Clause 4.2.8 of the PA shall be amended as follows:

         "Deutsche BP shall, to the extent legally permissible, procure that

         (i) all of the members of the supervisory board of Gelsenberg shall resign with effect from the Effective Date, and

         (ii) the Gelsenberg representative on the supervisory board of Ruhrgas shall resign and be replaced by an E.ON nominee with effect from the Effective Date."

5        Clauses 4.2.9 - 4.2.11 of the PA shall be deleted.

6        Clause 8 of the PA shall be replaced by the following new Clause:

         "8.      PURCHASE PRICE, TRANSFER AND ASSIGNMENT OF THE SHARES

         8.1 The preliminary purchase price for the shares, which shall be subject to adjustment pursuant to Clause 9, shall amount to Euro 400,000,000 (Euro two billion and four hundred million; the "Preliminary Purchase Price") and shall be due and payable in accordance with Clause 8.3.

         8.2 The one million bearer shares held by Gelsenberg are documented in one share certificate (Globalaktie Nr. 5), issued November 10, 1992 with the share numbers 5.759.971 to No. 6.209.860 and 6.209.891 to. 6.760.000. DBP hereby transfers and assigns to E.ON which hereby accepts such transfer and assignment, its 1 million bearer shares in Gelsenberg with a nominal value of DM 100 each subject to and legally effective immediately upon fulfillment of the following conditions precedent and hereby irrevocably instructs Deutsche Bank as the Escrow Agent,

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                  which at the signing hereof receives in escrow the aforesaid share certificate to hold it for and hand it out to E.ON as soon as the following conditions precedent have been fulfilled:

                  8.2.1 receipt by E.ON of an unconditional (ohne Bedingungen im Rechtssinne) approval of the Bundesminister fur Wirtschaft und Technologie for the acquisition as filed with the German cartel authorities on 15 August 2001, or

                  8.2.2 if an approval of the Bundesminister fur Wirtschaft und Technologie for the acquisition as filed with the German cartel authorities on 15 August 2001 is subject to conditions (Bedingungen im Rechtssinne), satisfaction of these conditions by E.ON, and

                  8.2.3 payment by E.ON of the full amount of the Preliminary Purchase Price to an escrow account pursuant to Clause
                          8.3 and the remaining in such account of the full amount until the conditions in Clauses 8.2.1 or 8.2.2 have been satisfied.

                  E.ON shall use all reasonable endeavours to procure satisfaction of all conditions to an approval of the Bundesminister fur Wirtschaft und Technologie, if any.

         8.3 Payment of the Preliminary Purchase Price shall be effected by way of including Deutsche Bank AG as an escrow agent in accordance with the Escrow Agreement attached hereto in draft form as Exhibit A not later than on 27 June 2002, and, in accordance therewith, by payment of the Preliminary Purchase Price to an escrow account which the parties shall establish immediately following the signing of this Amendment with the escrow agent.

                 8.3.1 E.ON shall pay the full amount of the Preliminary Purchase Price into the escrow account at the latest on July 1 2002; earlier payments shall be permissible at any given time. If the aforesaid approval has not been granted by 15 August 2002, E.ON following a 3 Business Days advance written notification addressed to the escrow agent with a copy to BP shall be entitled to request repayment of any amounts paid by E.ON into the escrow account and interest accrued.

                 8.3.2 The full credit balance (other than interest) on the escrow account shall solely be attributable to BP from and including the day, the condition precedent pursuant to Clauses 8.2.1 and 8.2.2 are fulfilled. As of this moment, BP shall be the sole beneficiary of the escrow account.

                 8.3.3 E.ON shall immediately inform BP and the escrow agent in writing by telefax notice of the receipt of the approval by the Bundesminister fur Wirtschaft und Technologie, conditions to it, if any, and the satisfaction of such conditions, if any.

                 8.3.4 Interest accrued on the escrow account until (but excluding the day of) receipt of an unconditional approval of the Bundesminister fur Wirtschaft und Technologie pursuant to Section 42 GWB or until the satisfaction of the conditions thereto, if any, shall be attributable to E.ON and paid out to E.ON by the escrow agent following the information to be rendered by E.ON pursuant to Clause 8.3.3, interest accrued thereafter shall be attributable and be paid out to BP.
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                 8.3.5    BP shall at the latest on the Effective Date pay to
                          E.ON interest at LIBOR (as defined in the PA) on the Preliminary Purchase Price for the period from and including the date of payment of the Preliminary Purchase Price into the escrow account or receipt or unconditionality of the approval by the Bundesminister fur Wirtschaft und Technologie, whatever is the later, until and excluding the Effective Date."

7        Clause 9 of the PA shall be amended as follows:

         "9.      ADJUSTMENT OF THE PRELIMINARY PURCHASE PRICE

         Each of E.ON and BP agrees that the Preliminary Purchase Price shall be adjusted to reflect the following:

         9.1 a deduction of any amount validly claimed by E.ON and agreed by BP in respect of a breach of warranty by BP pursuant to clause 5.1 above in the period between signing this PA and the Gelsenberg Economic Transfer Date. If no agreement is reached, E.ON may still claim such amount as a breach of warranty pursuant to this Agreement;

         9.2 an adjustment in respect of the amount which E.ON and BP shall agree represents:

                 9.2.1 Retained Earnings of the Gelsenberg Group on a consolidated basis for the period from 1 January 2001 to the Effective Date. Retained Earnings means the earnings of the Gelsenberg Group generated by its operations after deduction of net interest, depreciation, amortisation, taxation, minority interests and distributions.

                 (i) Retained Earnings shall be calculated in accordance with German GAAP and following Gelsenberg's existing accounting policies, procedures and practices consistently applied in drawing up the Gelsenberg Group for the financial years ending on 31 December 2000, provided, however, that the actual dividend paid by Ruhrgas to Gelsenberg in 2002 shall be allocated pro rata temporis to each month of the calendar year 2002 irrespective of whether such dividend is paid before or after the Effective Date.

                 (ii) Each of E.ON and BP agrees that if the Ruhrgas dividend payable to Gelsenberg for 2002 has not been paid at the Effective Date, then the parties shall agree an estimated dividend based on the dividend paid by Ruhrgas to Gelsenberg for the year ending 2001 which amount shall be subsequently adjusted once the actual Ruhrgas dividend for 2002 is paid.

                 9.2.2 an agreed proportion of the revenue expenditure incurred by the Gelsenberg Group in excess of the amount set out in the Reserved Matters in respect of such revenue expenditure otherwise than in the ordinary course of business.

         9.3 To the extent possible, any payment required by this Clause 9 shall be paid within 5 Business Days of the agreement or determination of such adjustments. Such payments shall bear interest at LIBOR from (and including) the Effective Date until (but excluding) the date of payment.

         9.4 The relevant amounts as of the Effective Date for calculation of the adjustments pursuant to Clause 9.2.1 shall be calculated on the basis of audited interim financial statements of the Gelsenberg Group. E.ON and BP shall procure on a basis

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                  and timetable to be agreed that Gelsenberg's auditors
                  appointed to audit the Gelsenberg financial statements of 2001 draw up an audited interim financial statement of the consolidated Gelsenberg Group (based on German GAAP and consistent with the accounting policies for the Accounts for the year ended 31 December 2000) as of the Effective Date.

         9.5 BP agrees to indemnify and hold E.ON harmless against any liability, loss or cost suffered by Gelsenberg as a result of AGIP failing to comply with its existing contractual obligations to make payments to Gelsenberg in respect of pensions and related costs of former employees of RVI."

         The repetition of the wording of Clause 9.2 of the PA in this Amendment shall not prejudice different opinions E.ON and BP are having with respect to the proper interpretation of this Clause 9.2 and the calculation of Retained Earnings.

8        Clause 10 of the PA shall be deleted.

9 Clause 11.1 of the PA shall remain in full force. The words "Subscription Date" shall be replaced by "Effective Date". Clause 11.2 of the PA shall be replaced by the following new Clause:

         "BP shall be entitled to rescind the PA if E.ON, notwithstanding a written notice from BP after payment has been falling due, has not paid the Preliminary Purchase Price into the escrow account pursuant to Clause 8.3 of the PA (as amended) within a grace period of 3 Business Days."

         The following new Clause 11.3 shall be added to the PA:

         "In case of a rescission, the escrow agent shall repay to E.ON any amounts paid into the escrow account plus interest accrued. Should the receiver of a notice of rescission contest the validity of the rescission, the escrow agent shall be entitled to withhold repayment of the funds in escrow until the parties have reached an agreement or a final and binding decision (including a decision by the arbitral tribunal pursuant to Clause 13.9.2 of the PA) has been issued. Contractual or statutory claims and rights of the parties against each other, irrespective of their legal ground, shall not be affected by a rescission."

10       Clause 12 of the PA shall be deleted.

11 All provisions of the PA not deleted or amended by this Amendment Agreement shall remain unchanged and in full force and effect.

12 E.ON hereby nominates E.ON Zehnte Verwaltungsgesellschaft mbH as the acquirer of BP's 1 million bearer shares in its stead and E.ON Zehnte Verwaltungsgesellschaft mbH hereby joins as additional party and accepts all terms and conditions of the PA as amended hereby such that upon fulfilment of the conditions E.ON Zehnte Verwaltungsgesellschaft mbH shall directly acquire title to BP's one million bearer shares in Gelsenberg. E.ON expressly confirms that it remains a party to the PA and is jointly and severally liable with E.ON Zehnte Verwaltungsgesellschaft mbH for all obligations and liabilities arising thereunder. BP hereby agrees to the aforesaid nomination of E.ON Zehnte Verwaltungsgesellschaft mbH as acquirer and additional party to the PA.

13 BP hereby nominates DBP as the seller and transferor of the 1 million bearer shares of Gelsenberg and DBP hereby joins as an additional party and accepts all terms and conditions of the PA as amended hereby such that upon fulfilment of the conditions DBP shall directly sell and transfer title to the shares and receive the consideration. BP expressly confirms

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         that it remains a party to the PA and is jointly and severally liable with DPB. E.ON AG and E.ON Zehnte Verwaltungsgesellschaft mbH agree to the accession of DBP as seller and additional party to the PA.


                        , this     June 2002
------------------------       ---


BP p.l.c.:                         Deutsche BP AG:



E.ON AG:                           E.ON Zehnte Verwaltungsgesellschaft mbH: